UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission file number:    1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Audited Financial Statements
and Supplemental Schedule

Boston Scientific Corporation
401(k) Retirement Savings Plan

Year ended December 31, 2005

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

Year ended December 31, 2005

Contents

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to the Financial Statements	4-8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

401(k) Plan Administrative and Investment Committee and Participants
Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Boston Scientific Corporation 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 13, 2006

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2005	2004
Assets
Investments	$707,317,315	$573,345,282
Receivables:
Participant contributions	—	1,375,827
Employer contribution	3,229,817	100,768,028
Total receivables	3,229,817	102,143,855

Net assets available for plan benefits	$710,547,132	$675,489,137

See notes to the financial statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2005

Additions to net assets attributed to:

Investment Income:
Interest	$3,563,259
Dividends	13,476,893
17,040,152

Contributions:
Participants	55,369,999
Employer	38,508,558
Participant Rollovers	7,414,800
101,293,357

Assets transferred in	687,988

Total additions	119,021,497

Deductions from net assets attributed to:

Net depreciation in fair value of investments	46,498,953
Benefits paid to Participants	37,421,449
Service fees	43,100

Total deductions	83,963,502

Net increase	35,057,995

Net assets available for plan benefits:

Beginning of year	675,489,137
End of year	$710,547,132

See notes to the financial statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan for a more complete description of the Plan's provisions, including defined terms. Copies are available from the 401(k) Plan Administrative and Investment Committee (the Committee).

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed thirty days of service and have attained eighteen years of age (Prior to July 1, 2004, twenty one years of age was the age eligibility requirement). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
An eligible non-Highly Compensated Employee may contribute between 1% and 25% (1% and 15% for Highly Compensated Employees) of his or her pretax annual compensation, as defined in the Plan document, up to established federal limits. In addition, a Participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year.

Effective January 1, 2005, the Company’s matching contribution is equal to (i) 200% of the elective pretax contributions made on behalf of the Participant for the period which do not exceed 2% of the Participant’s compensation for such period, plus (ii) 50% of the elective pretax contributions made on behalf of the Participant for the period which exceed 2% but do not exceed 6% of the Participant’s compensation. During 2004, the Company’s matching contribution was equal to (i) 200% of the elective pretax contributions made on behalf of the Participant for the period which did not exceed 1% of the Participant’s compensation for such period, plus (ii) 100% of the elective pretax contributions made on behalf of the Participant for the period which exceeded 1% but did not exceed 2% of the Participant’s compensation plus (iii) 50% of the elective pretax contributions made on behalf of the Participant for the period, which exceeded 2% but did not exceed 4% of the Participant’s compensation.

At the discretion of the Company’s Board of Directors, the Company may make additional discretionary contributions to the Plan. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year). No additional discretionary contribution was made in 2005.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.	DESCRIPTION OF THE PLAN (CONTINUED)

On September 24, 2004, the Board of Directors approved an enhancement to the Plan that provided for a one-time discretionary contribution to the Plan for Eligible Employees as defined in Amendment No. 3 to the Plan. The contribution was equal to the Participant’s years of service as of December 31, 2004 multiplied by three percent of the Participant’s eligible 2004 compensation, up to established federal limits. All contributions fully vest after five years of eligible service (20% vesting after each year). The total contribution was equal to $112,834,458, of which $97,691,282 was deposited to the Plan in 2005 based on established federal limits. The excess contribution was credited to a non-qualified plan.

The Plan also provides for an investment fund to hold shares of Pfizer Inc. (Pfizer) common stock transferred from the Pfizer Savings and Investment Plan on behalf of former Schneider employees. The Company acquired Schneider Worldwide in September 1998. No additional contributions can be made to the Pfizer Common Stock Fund and earnings within this fund are allocated in accordance with the Participant’s current investment elections under the Plan. A Participant can transfer amounts out of the Pfizer Common Stock Fund to other investment funds within the Plan.

Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company’s contribution and an allocation of the earnings and losses for the Participant’s particular investment funds. Each Participant is fully vested in his or her account, except as discussed above regarding discretionary contributions.

Participant Loans
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are repaid ratably through payroll deductions.

Effective January 1, 2006 the number of loans permitted to be outstanding per Participant has been reduced to one. All outstanding loans as of December 31, 2005, will be grandfathered, and only new loan requests will be subject to this rule.

Payment of Benefits
All benefit payments are made in the form of a lump-sum distribution equal to the value of the Participant’s account, whether as cash distributions or rollovers. If a terminated Participant's account is valued at and remains in excess of $5,000 (less any rollover amounts), the Participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a financial hardship, as defined in the Plan.

Effective January 1, 2006, the Plan was amended to reduce the number of permitted hardship withdrawals from four to two per calendar year.

Participants may make withdrawals for any reason after attaining age 59 ½. Disabled Participants, as defined in the Company’s group long-term disability contract, are allowed to take withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from Participant’s after-tax and rollover accounts for any reason.

Forfeitures
At December 31, 2005 and 2004 forfeited non-vested accounts totaled $618,520 and $85,813 respectively. The increase during 2005 is due to forfeitures relating to the one-time discretionary contribution. These accounts will be used to (a) restore any amount previously forfeited as required by applicable regulations; (b) pay reasonable expenses of administering the Plan; and (c) reduce future employer matching contributions. Also, in 2005, employer contributions were reduced by $17,722 from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets.

	December 31,
	2005	2004
Boston Scientific Corporation Common Stock Fund	$137,925,737	$195,054,514
Vanguard 500 Index Fund Investor Shares	118,738,001	87,979,574
Vanguard Retirement Savings Trust	77,835,142	50,545,051
Vanguard Wellington Fund Investor Shares	72,391,531	46,520,031
Vanguard Growth Index Fund Investor Shares	63,995,486	44,968,101
Vanguard Windsor II Fund Investor Shares	62,748,581	38,291,014
Vanguard International Growth Fund	56,410,055	33,198,685
Vanguard Total Bond Market Index Fund	35,626,288	23,056,934

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $46,498,953 as follows:

Mutual funds	$15,756,815
Common stock	(62,255,768)
$(46,498,953)

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

5.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

6.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

7.	SUBSEQUENT EVENTS

In March 2006, the assets of three 401(k) Retirement Plans of Boston Scientific Corporation subsidiaries were merged into the Plan. These plans were the Advanced Bionics Corporation 401(k) Plan, the CryoVascular Systems, Inc. 401(k) Plan, and the Rubicon Medical 401(k) Plan.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Shares or Units	Current Value

* Vanguard Group:
500 Index Fund Investor Shares	1,033,223	118,738,001
Retirement Savings Trust	77,835,142	77,835,142
Wellington Fund Investor Shares	2,385,223	72,391,531
Growth Index Fund Investor Shares	2,323,729	63,995,486
Windsor II Fund Investor Shares	2,002,827	62,748,581
International Growth Fund	2,686,193	56,410,055
Total Bond Market Index Fund	3,541,381	35,626,288
Mid-Cap Growth Fund	1,916,788	33,562,965

* Boston Scientific Corporation Common Stock Fund	5,631,921	137,925,737

Pfizer Common Stock Fund	309,911	7,227,133

T. Rowe Price Small-Cap Stock Fund-Advisor Class	650,171	21,241,093

*Participants’ notes receivable	5.00% - 10.75%	19,615,303

		$707,317,315

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Date: June 29, 2006	By:	/s/ Lawrence C. Best
Lawrence C. Best
Member, 401(k) Plan Administration and Investment Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Auditors